HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN
EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN NUMBER 021

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX

EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN NUMBER 021

                                                                                     Page(s)
                                                                                     -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS:                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999       2

  Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2000                                                          3


NOTES TO FINANCIAL STATEMENTS:                                                           4-8

SUPPLEMENTAL SCHEDULE*:

  Schedule of Assets Held for Investment as of December 31, 2000                         9




* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations to Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefit Committee of the Board of Directors of Harvard Industries, Inc. Harvard Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







Roseland, New Jersey
June 29, 2001

HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN
EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN NUMBER 021

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999





                                                                           2000           1999
                                                                       ------------   ------------

INVESTMENTS (Notes 1, 2, and 3):                                       $ 44,284,579   $ 47,859,395
                                                                       ------------   ------------

CONTRIBUTIONS RECEIVABLE:
   Employer's                                                                72,605         76,565
   Employees'                                                               140,908        153,155
                                                                       ------------   ------------
                                                                            213,513        229,720
                                                                       ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $ 44,498,092   $ 48,089,115
                                                                       ============   ============




The accompanying notes to financial statements are an integral part of these financial statements.

HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN
EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN NUMBER 021

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000





ADDITIONS:
   Investment income-
      Interest and dividends                                                         $  2,052,428
      Interest income, participant loans                                                   12,328
      Net depreciation in fair value of investments                                    (2,255,318)
                                                                                     ------------
              Total investment income                                                    (190,562)
                                                                                     ------------

   Contributions:
      Employer's                                                                        1,012,748
      Employees'                                                                        2,199,305
                                                                                     ------------
              Total contributions                                                       3,212,053
                                                                                     ------------

OTHER ADDITIONS:
   Change in cost due to prior period adjustment                                           21,348
   Interdivisional transfers, net                                                         264,129
                                                                                     ------------
              Total other additions                                                       285,477
                                                                                     ------------
              Total additions                                                           3,306,968
                                                                                     ------------

DEDUCTIONS:
   Payment of benefits                                                                  6,858,734
   Administrative expenses and other                                                       39,257
                                                                                     ------------
              Total deductions                                                          6,897,991
                                                                                     ------------
              Net decrease                                                             (3,591,023)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                   48,089,115
                                                                                     ------------
   End of year                                                                       $ 44,498,092
                                                                                     ============



The accompanying notes to financial statements are an integral part of this financial statement.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

The following description of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In general, an employee of Harvard Industries, Inc. and its U.S. subsidiaries (the "Company"), whose terms and conditions of employment are not determined by a collective bargaining agreement, is eligible to participate in the Plan on the first day of the month after 6 months of service have been completed. Participation in the Plan is voluntary.

Contributions

Participants may contribute from 2 percent to 18 percent of their pretax annual compensation as defined by the Plan, in increments of one percentage point. The amount of the Company's matching contribution is equal to 100 percent of that portion of a participant's contribution which does not exceed 3 percent of the participant's compensation and 50 percent of that portion of a participant's contribution which exceeds 3 percent but is not in excess of 5 percent of the participant's compensation. The matching contribution made on behalf of each participant begins upon the participant obtaining credit for 1,000 hours of service.

Participant Accounts

A separate account is maintained for each type of contribution by or for the participant and contributions are allocated among the investment options as directed by the participant. Plan earnings are allocated and credited daily based on the balance of each participant's account, as defined in the plan document. Each participant is charged with an allocation of administrative expenses on a quarterly basis.

Vesting

Participants are immediately vested in their contributions, earnings thereon and the Company's matching contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options-

    Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

    Vanguard Asset Allocation Fund: Seeks to provide long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds, and money market instruments. The mix of assets changes from time to time, depending on which mix appears to offer the best combination of expected returns and risk.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS


    Vanguard Federal Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

    Vanguard Growth Index Fund: Seeks to provide long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's/BARRA Growth Index in approximately the same proportions as those stocks represent in the index.

    Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

    Vanguard Pacific Stock Index Fund: Seeks to provide long-term growth of capital by attempting to match the performance of the unmanaged Morgan Stanley Capital International Pacific Free Index, which is made up of stocks from companies in Japan (a significant majority), Australia, New Zealand and Singapore.

    Vanguard Small-Cap Index Fund: Seeks to provide long-term growth of capital by investing in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

    Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

    Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

    Fidelity Mid-Cap Stock Fund: Seeks long-term growth of capital by investing primarily in stocks of companies with medium market capitalizations. These companies typically fall within the capitalization range of the Standard & Poor's MidCap 400 Index.

    Fidelity Aggressive Growth Fund: Seeks long-term growth of capital by investment primarily in common stocks of domestic and foreign issuers that the management team believes offer the potential for accelerated earnings or revenue growth. The fund focuses on investments in medium-sized companies, but it may also invest substantially in larger or smaller companies.

    Vanguard Explorer Fund: Seeks long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

    Vanguard Mid-Cap Index Fund: Seeks long-term growth of capital by paralleling the performance of the S&P MidCap 400 Index, which comprises a market-weighted group of medium-sized U.S. Companies.

    Vanguard Total Bond Market Fund: Seeks a high-level of interest income by investing in a large sampling that matches characteristics of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS


    Fixed Fund: Seeks to provide a high level of income and a stable unit value of $1 in most cases through investment contracts with insurance companies.

Payment of Benefits

Upon retirement, disability, death, or other termination of employment, participants or their beneficiaries may elect to receive the balance in their account in a lump sum payment. There is no provision for periodic distributions.

Interdivisional Transfers, Net

Interdivisional transfers, net represents transfers of participant balances to the plan from a third party plan (Hutchinson S.A.-formerly Kingston Warren) that was once part of the plan, offset by a Qualified Domestic Relations Order between two participants who were in the different divisions mentioned above.

Administrative Expenses and Other

The Company may, at its discretion, pay the expenses of the Plan. Administrative expenses of the Plan in the amount of $39,257 and $73,019 for the years ended December 31, 2000 and 1999, respectively, were allocated and charged to the participants' accounts on a quarterly basis.

Participant Loans

Plan participants may borrow from their accounts a minimum of $1,000 with a maximum loan amount equal to the lesser of $50,000 or one-half of their vested account balance. Loan terms range from one to five years or for the purchase of a primary residence, a reasonable period of time not to exceed fifteen years. A participant loan is secured by the participant's account and is anticipated to bear a fixed interest rate. Principal and interest are paid through payroll withholding according to the terms of the loan agreement. A participant may not have more than one loan outstanding at any time.

2.  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan's financial statements in conformity with auditing standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from those estimates.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS


Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market price or net asset value (redemption value) except for the Plan's investment contract with an insurance company (Note 4). This investment contract is recorded at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for various investments, which are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standard

In September 1999, the AICPA issued SOP No.99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP No.99-3 eliminates the previous requirement for a defined contribution plan to present investments by general type for participant - directed investments in the statement of changes in net assets applicable at participants' equity.

SOP No.99-3 is effective for financial statements for the plan years ending after December 15, 1999. Earlier application is encouraged for fiscal years for which annual financial statements have not been issued. The Plan has adopted SOP No.99-3 as of January 1, 1999.


3.      INVESTMENTS

The following table presents investments that represent 5% or more of the Plans net assets-

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

                                                                                     2000          1999
                                                                                   -----------  ------------

    Vanguard 500 Index Fund, 146,903 and 143,549 shares, respectively              $17,901,636  $ 19,426,064
    Vanguard Wellington Fund, 313,143 and 374,632 shares, respectively               8,833,759    10,474,713
    Vanguard Retirement Savings Trust 9,323,731 and 10,194,219
      shares, respectively                                                           9,323,731    10,194,219
    Vanguard Federal Money Market Fund, 3,293,258 and 3,759,225
      shares respectively                                                            3,293,258     3,759,225
    Investment Contract with Insurance Company (Fixed Fund),
      2,378,621 and 2,836,056 shares, respectively                                   2,378,621     2,836,056


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,255,318 as follows-

               Common Stock Fund                          $     (2,809)
               Investments                                  (2,252,509)
                                                          ------------
                                                          $ (2,255,318)
                                                          ============


4.  INVESTMENT CONTRACT WITH
    INSURANCE COMPANY (FIXED FUND)

The Plan has entered into an investment contract with Aetna Life Insurance and Annuity Company ("Aetna"). Aetna maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Aetna. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2000 and 1999 approximates its contract value as reported to the Plan by Aetna. The average yield was approximately 5.3 and 5.1 percent for 2000 and 1999, respectively, and the crediting interest rate was approximately 5.3 percent for 2000. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 3 percent.

5.  TRUSTEE

Under the terms of a trust agreement between Vanguard Fiduciary Trust Company (the "Trustee"), and the Plan, the Trustee manages the trust on behalf of the Plan. The Trustee invests in various funds as designated by the participants and maintains detailed records for each participant's account.

6.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 1999, that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from federal income tax under Section 501(a) of the Code. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. As of June 2001, the Plan's sponsor has filed for a new determination letter in accordance with Internal Revenue Code Sec. 401(a) - 1 (17,507.2531) as required by the GUST amendment.

7.  PARTIES-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by The Vanguard Group including investments held in Fidelity funds. The Vanguard Group is the trustee as defined in the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $39,257 and $73,019 for the years ended December 31, 2000 and 1999, respectively.

8.  PLAN TERMINATION

The Company anticipates continuing the Plan indefinitely, but reserves the right to discontinue contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA.

HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN
EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN NUMBER 021

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000





                                                                                       Current
                 Identity of Issue                       Description of Investment      Value
                 -----------------                       -------------------------  ------------

       Investments, at contract value:                   Unallocated Insurance
          Fixed Fund                                        Contract                 $  2,378,621

        Investments, at fair value:
  *     Fidelity Mid-Cap Stock Fund                      Registered Investment Co.         31,935
  *     Fidelity Aggressive Growth Fund                  Registered Investment Co.         19,080
  *     Vanguard 500 Index Fund                          Registered Investment Co.     17,901,636
  *     Vanguard Asset Allocation Fund                   Registered Investment Co.        502,335
  *     Vanguard Explorer Fund                           Registered Investment Co.          8,665
  *     Vanguard Federal Money Market Fund               Registered Investment Co.      3,293,258
  *     Vanguard Growth Index Fund                       Registered Investment Co.        533,830
  *     Vanguard International Growth Index Fund         Registered Investment Co.        296,096
  *     Vanguard Mid-Cap Index Fund                      Registered Investment Co.         61,244
  *     Vanguard Pacific Stock Index Fund                Registered Investment Co.         65,770
  *     Vanguard Small-Cap Index Fund                    Registered Investment Co.        584,755
  *     Vanguard Total Bond Market Fund                  Registered Investment Co.          1,292
  *     Vanguard Wellington Fund                         Registered Investment Co.      8,833,759
  *     Vanguard Retirement Savings Trust                Common/Collective Trust        9,323,731

  *    Participant loans                                 8.75% - 9.75%                    448,572
                                                                                     ------------
                                                                                       41,905,958
                                                                                     ------------
                                                                                     $ 44,284,579
                                                                                     ============
                     Total assets held for investment purposes



*  Denotes party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            HARVARD CAPITAL ACCUMULATION PLAN
                            HARVARD INDUSTRIES, INC.
                            PLAN ADMINISTRATOR

Date: June 29, 2001         By: /s/ David A. White
                               ----------------------
                            Name:  David A. White
                            Title: Vice President,
                                   General Counsel & Secretary

                                  EXHIBIT INDEX
                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K

Exhibit No.              Description                           Page No.
-----------              -----------                           --------


23.1       Consent of Arthur Andersen LLP dated June 2, 2001     19-20